Exhibit 8.1

LUSE GORMAN, PC ATTORNEYS AT LAW 5335 WISCONSIN AVENUE, N.W., SUITE 780 WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000 FACSIMILE (202) 362-2902 www.LuseLaw.com January 23, 2015

Board of Directors Poage Bankshares, Inc. 1500 Carter Avenue Ashland, Kentucky 41101 Ladies and Gentlemen:

In accordance with your request, set forth below is the opinion of this firm relating to the material federal income tax consequences of the following: (i) the proposed conversion of Commonwealth Bank, F.S.B. (“Bank”) from a federally-chartered mutual savings association to a federal stock savings association (the “Stock Bank”), (ii) the merger of Stock Bank with and into Town Square Bank (“Town Square”), a federal stock savings association and the wholly owned subsidiary of Poage Bankshares, Inc. (the “Holding Company”), and (iii) the proposed sale of Holding Company Common Stock to eligible depositors of the Bank and certain other investors, all pursuant to a Plan of Conversion Merger adopted by Town Square’s Board of Directors on August 19, 2014 and by the Bank’s Board of Directors on September 4, 2014 and an Agreement and Plan of Conversion Merger (collectively, the “Plan”) dated as of September 9, 2014 (collectively, the “Conversion Merger”). In the Conversion Merger, all of the Bank’s to-be-issued stock will be acquired by the Holding Company. All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

For purposes of this opinion, we have examined such documents and questions of law as we have considered necessary or appropriate, including but not limited to the Holding Company’s Registration Statement on Form S-1 relating to the proposed issuance of up to 148,911 shares (at the adjusted maximum of the offering range) of common stock, par value $0.01 per share, the Plan, and the Articles of Incorporation and Bylaws of the Holding Company. We have also relied upon, without independent verification, the representations of the Bank and Holding Company contained in their letter to us dated as of the date hereof. In such examination, we have assumed and have not independently verified the authenticity of all original documents, the accuracy of all copies, and the genuineness of all signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinion, we have assumed that the Holding Company and the Bank will comply with the terms and conditions of the Plan, and that the various representations and warranties that are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion

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concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws and under federal income tax laws except on the basis of the documents and assumptions described above.

In issuing the opinion set forth below, we have relied solely on existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Regulations”) thereunder, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinion, we have assumed that the persons and entities identified in the Plan will at all times comply with applicable state and federal laws and the factual representations of the Bank. In addition, we have assumed that the activities of the persons and entities identified in the Plan will be conducted strictly in accordance with the Plan. Any variations may affect the opinions we are rendering. For purposes of this opinion, we are relying on the factual representations provided to us by the Bank, which are incorporated herein by reference.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the Internal Revenue Service or a court.

BACKGROUND The Bank is a federally-chartered mutual savings association with one office located in Mt. Sterling, Kentucky that is in the process of converting to a federal stock savings association. As a federally-chartered mutual savings association, the Bank has no authorized capital stock. Instead the Bank, in mutual form, has a unique equity structure. A depositor in the Bank is entitled to payment of interest on his account balance as declared and paid by the Bank. A depositor has no right to a distribution of any earnings of the Bank except for interest paid on his deposit, but rather, such earnings become retained earnings of the Bank. However, a depositor has a right to share, pro rata, with respect to the withdrawal value of his account, in any liquidation proceeds distributed in the event the Bank is liquidated. All of the interests held by a depositor cease when such depositor closes his account with the Bank. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders and Other Members will exchange their liquidation rights in the Bank for an interest in a liquidation account (the “Liquidation Account”) established at the Stock Bank (and its successor Town Square). The Bank is converting

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from mutual to stock form of ownership and simultaneously merging with and into Town Square, with Town Square as the resulting institution. Upon completion of the Conversion Merger, the Bank will cease to exist as a separate entity.

The Holding Company is incorporated in the State of Maryland and is the holding company for Town Square (formerly known as Home Federal Savings and Loan Association). Holding Company completed its initial public offering of common stock in September 2011 in connection with the mutual-to-stock conversion of Home Federal Savings and Loan Association. Town Square is a federal savings association headquartered in Ashland, Kentucky. Town Square’s business consists primarily of accepting savings accounts and certificates of deposit from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in first lien one- to four-family mortgage loans and, to a lesser extent, commercial and multi-family real estate loans, consumer loans, consisting primarily of automobile loans and home equity loans and lines of credit, and construction loans.

PROPOSED TRANSACTION Pursuant to the Plan, the Bank will convert from a federally chartered mutual (meaning it has no stockholders) savings association to a federally chartered stock savings association. In connection with the Bank’s mutual-to-stock conversion, the Holding Company will acquire the 1,000 shares of common stock of the Stock Bank issued in the conversion for $1.00 per share in cash. These 1,000 shares of common stock will constitute all of Stock Bank’s issued and outstanding shares of common stock. Immediately following the acquisition of Stock Bank, Stock Bank will merge with and into Town Square, with Town Square as the resulting institution, and the common stock of Stock Bank then held by Holding Company will be cancelled.

Keller & Company, an appraisal firm experienced in the valuation and appraisal of business entities, including savings associations, determined that as of November 7, 2014, the estimated aggregate pro forma market value of the Bank was between $1,215,500 and $1,644,500, with a midpoint of $1,430,000. As a result, the minimum and maximum of the offering is based on the estimate of the minimum and maximum of the Bank’s pro forma market value.

The Holding Company will issue shares of its voting common stock (the “Common Stock”), in connection with the mutual-to-stock conversion of the Bank, to persons purchasing such shares in a Subscription Offering. Following regulatory approval, the Plan provides for the offer and sale of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (i) Eligible Account Holders of the Bank, (ii) Supplemental Eligible Account Holders of the Bank, and (iii) Other Members of the Bank, all as described in the Plan. All shares must be sold, and to the extent the stock is available, no subscriber

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will be allowed to purchase fewer than 25 shares of Common Stock. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to members of the public (the “Community Offering”) for the sale of shares not purchased under the preference categories, and a syndicated community offering (the “Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by Keller & Company, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of the Common Stock.

OPINION OF COUNSEL Based solely upon the foregoing information, we render the following opinion:

1.          The Conversion of the Bank from a federally-chartered mutual savings association to a federal stock savings association will constitute a reorganization within the meaning of Code Section 368(a)(1)(F), and no gain or loss will be recognized to either the Bank or to Stock Bank as a result of such Conversion. See Rev. Rul. 80-105, 1980-1 C.B. 78. The Bank and Stock Bank will each be a party to a reorganization within the meaning of Code Section 368(b). Rev. Rul. 72-206, 1972-1 C.B. 104.

2.          No gain or loss will be recognized by Stock Bank on the receipt of money from Holding Company in exchange for its shares or by Holding Company upon the receipt of money from the sale of the Common Stock. Code Section 1032(a).

3.          The assets of the Bank will have the same basis in the hands of Stock Bank as they had in the hands of the Bank immediately prior to the Conversion. Code Section 362(b).

4.          The holding period of the Bank’s assets to be received by Stock Bank will include the period during which the assets were held by the Bank prior to the Conversion. Code Section 1223(2).

5.          No gain or loss will be recognized by the account holders of the Bank upon the issuance to them of withdrawable deposit accounts in Stock Bank (and its successor Town Square) in the same dollar amount and under the same terms as their deposit accounts in the Bank and no gain

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or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon receipt by them of an interest in the Liquidation Account of Stock Bank (and its successor Town Square), in exchange for their ownership interests in the Bank. Code Section 354(a).

6.          The basis of the account holders’ deposit accounts in the Stock Bank (and its successor Town Square) will be the same as the basis of their deposit accounts in the Bank surrendered in exchange therefor. Code Section 358(a). The basis of each Eligible Account Holder’s, Supplemental Eligible Account Holder’s and Other Member’s interests in the Liquidation Account of the Stock Bank (and its successor Town Square) will be zero, that being the cost of such property.

7.          It is more likely than not that the fair market value of the nontransferable subscription rights to purchase the Common Stock will be zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon the distribution to them of the nontransferable subscription rights to purchase the Common Stock. No taxable income will be realized by the Eligible Account Holders, Supplemental Eligible Account Holders or Other Members as a result of the exercise of the nontransferable subscription rights. Rev. Rul. 56-572, 1956-2 C.B. 182.

8.          It is more likely than not that the basis of the Common Stock to its stockholders will be the purchase price thereof. (Section 1012 of the Code). The stockholder’s holding period will commence upon the exercise of the subscription rights. (Section 1223(5) of the Code).

9.          Provided that the merger of Stock Bank with and into Town Square qualifies as a statutory merger under applicable state law and regulations, the merger will constitute a tax-free reorganization within the meaning of Code Section 368(a)(1)(A).

Notwithstanding any reference to Code Section 381 above, no opinion is expressed or intended to be expressed herein as to the effect, if any, of this transaction on the continued existence of, the carryover or carryback of, or the limitation on, any net operating losses of the Bank or its successor, Stock Bank, under the Code.

Our opinion under paragraph 7 above is predicated on the representation that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. Our opinion under paragraphs 7 and 8 is based on the facts that the subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipient with the right only to purchase Common Stock at the same price to be paid by members of the general public in any Community Offering. We also note that Keller & Company,

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Inc. has issued a letter dated December 18, 2014 stating that the subscription rights will have no ascertainable market value. We further note that the Internal Revenue Service has not in the past reached a different conclusion with respect to the value of nontransferable subscription rights. If the subscription rights are subsequently found to have value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and the Holding Company and/or Stock Bank may be taxable on the distribution of the subscription rights.

CONSENT We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 (the “Registration Statement”) of the Holding Company filed with the Securities and Exchange Commission with respect to the Conversion, and as an exhibit to the Form AC, Application for Approval of Conversion as filed with the Office of the Comptroller of the Currency, and Application H-(e)1 as filed with the Board of Governors of the Federal Reserve System (the “Filings”) with respect to the Conversion, as applicable. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the Filings. We further consent to the use of and reliance on this opinion by Crowe Horwath LLP in issuing its state tax opinion to the Bank.

Very truly yours, LUSE GORMAN, PC